Ryan Sansom +1 617 570 1373 RSansom@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

December 30, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes

Re:                             Jounce Therapeutics, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted November 17, 2016
CIK No. 0001640455

Dear Ms. Hayes:

This letter is submitted on behalf of Jounce Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1, confidentially submitted on November 17, 2016 (the “Draft Registration Statement”), as set forth in your letter dated November 29, 2016 addressed to Richard Murray, Ph.D., Chief Executive Officer, President and Director of the Company (the “Comment Letter”). The Company is concurrently publicly filings its Registration Statement on Form S-1 (“Amendment No. 4”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 4.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 4 (marked to show changes from the Draft Registration Statement).

Prospectus Summary, page 1

Strategic Alliance with Celgene, page 5

1.                                      We note your response to comment 1 and disagree with your determination that possible receipt of $2.6 billion from the Celgene agreement is appropriate disclosure for the summary.  Given the early stage of development of JTX-2011 and the fact that the other potential product candidates are still in the Target ID/Discovery phases, receipt of these payments is highly uncertain.  Please remove the references to the potential receipt of $2.6 billion from the summary.

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page [2] accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 85

2.                                      We note your response to comment 2.  Please revise your disclosure to quantify the aggregate option exercise fee and research term extension fee ranges on a product by product basis.

Response to Comment No. 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page [87] accordingly.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom
Ryan S. Sansom, Esq.

Enclosures

cc:                                Richard Murray, Ph.D., Chief Executive Officer and President, Jounce Therapeutics, Inc.

Kim C. Drapkin, Chief Financial Officer, Jounce Therapeutics, Inc.

Anna L. Barry, Ph.D., Esq., Jounce Therapeutics, Inc.

Mitch S. Bloom, Esq., Goodwin Procter LLP

Patricia G. Mets, Esq., Goodwin Procter LLP

Deanna L. Kirkpatrick, Esq., Davis Polk & Wardwell LLP